Exhibit 99.9

VALOUR VDAB10 becomes new benchmark index for crypto offerings at independent research provider MoneyMoon

●	VALOUR VDAB10 becomes new crypto benchmark index

●	Valour ETP products are outperforming similar competitors due to exact tracking

Toronto, Ontario, February 13, 2023 - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), is pleased to announce that its subsidiary Valour Inc. (Cayman) (“Valour Cayman”) VALOUR VDAB10 Index got selected as the benchmark index on MoneyMoon, one of the major European exchange traded product comparison platforms with far over 75,000 monthly active users.

According to independent research provider MoneyMoon, Valour’s ETP products are consistently delivering a higher performance compared to their peer group. VDAB10 (ISIN: CH1149139623) tracks the performance of the top 10 largest crypto assets based on a market capitalization with a cap of 30% for any constituent, providing investors a diversified exposure to the evolving crypto landscape.

“To ensure a full transparent comparison for the users of the app, we perform in-depth analysis to find the best benchmarks for each ETF/ETP category to guarantee a fair comparison within the ETF/ETP categories. In case of crypto basket ETPs, a lot depends on the weighting of the cryptocurrencies in order to avoid non-optimal diversification. In this respect Valour Digital Asset Basket convinced us in several dimensions to be the best benchmark,” said Imre Kiss Founder and CEO MoneyMoon.

“We are thrilled to be selected as the benchmark index on MoneyMoon and to have our products consistently recognized for their strong performance,” said Olivier Francois Roussy Newton, CEO of Valour Inc. “Our commitment to delivering the highest quality and most innovative ETP products has always been a top priority for us and it’s great to see our efforts paying off. We are proud to offer investors a diversified and high-performing exposure to the rapidly evolving digital asset space through our VDAB10 Index and our ETP products.

Valour Cayman offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour Cayman’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Valour Bitcoin Carbon Neutral, and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour Cayman’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

The Company also announces that Mr. Russell Starr has elected to step down from his role as Executive Chairman but will remain as Head of Capital Markets. Olivier Francois Roussy Newton, CEO of Valour, will assume the role of Executive Chairman replacing Russell Starr.

Learn more about Valour and MoneyMoon at www.valour.com and www.moneymoon.eu

About Valour

Valour Inc. (NEO: DEFI) (GR: RMJ.F) (OTCQB: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

About MoneyMoon:

MoneyMoon is an independent european ETF/ETP platform. They preselect the most favourable exchange traded products for end users. The app can be downloaded in the App Store or Google Play Store. For more information, please visit www.moneymoon.eu

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations
ir@valour.com

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